(Formerly Cypherpunk Holdings Inc.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the six months ended March 31, 2025 and 2024

As at May 30, 2025

DISCLAIMER

The following Management's Discussion & Analysis ("MD&A") of the financial condition and results of the operations of SOL Strategies, Inc. formerly Cypherpunk Holdings, Inc. (the "Company" or "SOL Strategies") constitutes management's review of the factors that affected the Company's financial and operating performance for the three and six months ended March 31, 2025, and 2024. All information in this MD&A is given as of the three and six months ended March 31, 2025 and 2024, unless otherwise indicated. All dollar figures are stated in Canadian dollars, unless otherwise indicated.

This MD&A has been prepared in compliance with the requirements of Form 51-102F1, in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. This MD&A should be read in conjunction with the interim unaudited condensed and consolidated financial statements for the three and six months ended March 31, 2025, and 2024, together with the notes thereto. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the three and six months ended March 31, 2025, are not necessarily indicative of the results that may be expected for any future period.

For the purposes of preparing this MD&A, management considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value in the common shares of SOL Strategies' ("Common Shares"); or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

The words "we", "our", "us", "Company" and "SOL Strategies" refer to SOL Strategies, Inc. together with its management and/or employees of the Company (as the context may require).

These documents, along with additional information about SOL Strategies, are available under the Company's profile at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward- looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans," "expects," "is expected," "budget," "scheduled," "estimates," "continues," "forecasts," "projects," "predicts," "intends," "anticipates" or "believes," or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may," "could," "would," "should," "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. These forward-looking statements may include, but are not limited to, statements relating to:

- Our expectations regarding our revenue, expenses, operations and future operational and financial performance;

- Our cash flows;

- Popularity, adoption and rate of adoption of cryptocurrencies;

- The rise of Solana's increasing market share in the asset tokenization market;

- Our future growth plans and acquisition strategies;

- Our ability to stay in compliance with laws and regulations or the interpretation or application thereof that currently apply or may become applicable to our business both in Canada, the United States (the "U.S.") and internationally;

- Our expectations with respect to the application of laws and regulations and the interpretation or enforcement thereof and our ability to continue to carry on our business as presently conducted or proposed to be conducted;

- The reliability, stability, performance and scalability of our infrastructure and technology;

- Our ability to attract new customers and maintain existing customers;

- Our ability to attract and retain personnel;

- Our expectations with respect to advancement in our technologies;

- Our competitive position and our expectations regarding competition; and

- Regulatory developments and the regulatory environments in which we operate.

Forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments and other factors we believe are appropriate. Forward-looking statements are also subject to risks and uncertainties which include:

- Decline in the cryptocurrency market or general economic conditions;

- Regulatory uncertainty and risk, including changes in laws or the interpretation or application or enforcement thereof and the obtaining of regulatory approvals;

- We are subject to an extensive and highly evolving and uncertain regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations, or regulatory interpretation of such laws and regulations, could adversely affect our brand, reputation, business, operating results, and financial condition;

- In connection with such laws and regulations or regulatory interpretation thereof, a particular crypto asset's or product offering's status as a "security" in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset or product offering, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, and our business, operating results, and financial condition may be adversely affected;

- Risks related to managing our growth;

- Our dependence on customer growth;

- The future development and growth of crypto is subject to a variety of factors that are difficult to predict and evaluate. If crypto does not grow as we expect, our business, operating results, and financial condition could be adversely affected;

- Regulatory risk, including changes in laws or the interpretation or application thereof and the obtaining of regulatory approvals;

- Technology and infrastructure risks;

- Cybersecurity risks;

- Fluctuations in quarterly operating results;

- Competition in our industry and markets;

- Our reliance on key personnel;

- Our reliance on third party service providers;

- Exchange rate fluctuations;

- Risks related to terrorism, geopolitical crisis, or widespread outbreak of an illness or other health issue; and

- Risks associated with acquisitions and the integration of the acquired businesses;

Inherent in forward-looking statements are risks, uncertainties and other factors beyond SOL Strategies' ability to predict or control. Readers are cautioned that the above does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. Moreover, we operate in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this document may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that past performance is not indicative of future performance and current trends in the business and demand for crypto assets may not continue and readers should not put undue reliance on past performance and current trends. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

DESCRIPTION OF BUSINESS

SOL Strategies, Inc. is a publicly listed company incorporated in Canada under the legislation of the Province of Ontario. The registered office of the Company is located at 217 Queen St W #401, Toronto, ON M5V 0R2. Since February 4, 2019, the Company's Common Shares have traded on the Canadian Securities Exchange ("CSE") under the symbol "HODL."

On July 9, 2024, Leah Wald was appointed Chief Executive Officer of SOL Strategies, bringing a bold vision to transform the Company into a premier technology-driven enterprise. Under Ms. Wald's leadership, the Company pivoted its strategy to focus on the Solana blockchain ecosystem, leveraging its high-performance infrastructure and scalability. This shift included holding Solana ("SOL") as a core balance sheet asset, operating high-performance validators optimized for reliability and scalability, and developing intuitive staking tools paired with robust compliance frameworks. The Company's mission is to operate secure validators that leverage Solana's unmatched speed, throughput, and ecosystem to deliver long-term value for both users and investors. The Company is committed to developing unique technologies that optimize staking efficiency and accessibility, further strengthening Solana's position as a leading blockchain for institutional and enterprise applications. Reflecting this strategic pivot, the Company rebranded from Cypherpunk Holdings, Inc. to SOL Strategies, Inc. on September 9, 2024.

The quarter ending March 31, 2025, represents a watershed moment in the evolution of SOL Strategies Inc. ("SOL Strategies" or the "Company"). Building on our conviction that decentralized technologies will power the next generation of financial infrastructure, we executed across multiple fronts-validator expansion, strategic acquisitions, product development, capital markets innovation, and institutional alignment. The results are not only financial in nature; they signal a maturing business that is now firmly positioned at the intersection of blockchain innovation and institutional-grade infrastructure.

SOL Strategies remains focused on delivering long-term shareholder value by operating and scaling critical infrastructure for the Solana blockchain, advancing the technical foundations needed for tokenized assets, and innovating across the staking economy. As one of the largest validator operators and the first public company to pursue on-chain equity tokenization, the Company is building essential tools-including real-time on-chain reporting, advanced staking analytics, and a non-custodial staking platform-while also supporting core development and testnet operations. SOL Strategies is not merely adapting to change; it is engineering the financial infrastructure of tomorrow.

FINANCIAL & OPERATIONAL EXECUTION:

Since adopting our Solana-focused strategy in 2024, the Company has continued to execute on its mission to build best-in-class blockchain infrastructure. As of March 31, 2025:

● Major Validator Expansion: The strategic acquisition of Laine's validator operations in March 2025 resulted in a material increase in our staked assets under management. Solana delegated to our validator operations grew from 1.57 million in January 2025 to 3.39 million by quarter-end, positioning the Company among the largest validator operators within the Solana ecosystem.

● Strategic Financing Foundation: The Company has secured over US$525 million in capital commitments to accelerate its Solana-focused strategy. This includes a landmark US$500 million convertible note facility with an affiliate of ATW Partners - the first digital asset financing structure dedicated exclusively to acquiring and staking SOL. The Company issued an initial US$20 million tranche in May 2025, with up to US$480 million available in follow-on drawdowns, subject to conditions. In addition, the Company completed a CAD$30 million private placement with ParaFi Capital and amended its unsecured revolving credit facility with Chairman Antanas Guoga, increasing it from CAD$10 million to CAD$25 million. Additionally, since the end of the last quarter, the Company filed a preliminary US$1 billion base shelf prospectus with the OSC. Together, all these instruments provide flexible, institutional-grade financing to support continued growth.

● SOL Treasury Growth: The Company's Solana (SOL) holdings increased from 139,631 SOL as of December 31,

2024, to 267,321 SOL as of March 31, 2025. As of the date of this report, total SOL holdings have further increased to 420,524 SOL ($92.9 million).

● Full Bitcoin Divestment: In alignment with our Solana-native thesis, the Company reduced its Bitcoin holdings from 215.37 BTC as of September 30, 2023, to 3.21 BTC as of March 31, 2025. As of the date of this report, the Company currently holds no Bitcoin, reflecting a strategic reallocation of capital into Solana-focused infrastructure and operations.

KEY GROWTH PILLARS

● Robust Liquidity Position: As of the reporting date, the Company maintains over $99.2 million in liquidity. This financial strength empowers the Company to acquire additional SOL for staking, further build out validator infrastructure, and continue investing in technological innovation. Our ability to deploy capital dynamically in response to market conditions ensures we remain agile and opportunistic across cycles. The Company's expected yield on staked SOL remains competitive, with published rates between 7-9% APY, according to publicly available data from Stakewiz.com.

● Scalable, High-Margin Infrastructure: The Company operates a scalable and efficient validator network with minimal incremental costs. This high-margin business model generates reliable recurring revenue and positions the Company as a critical infrastructure provider within Solana's expanding ecosystem.

● Relentless Technology Innovation: At the core of SOL Strategies' differentiation is our commitment to building intelligent, intuitive, and scalable staking tools. From real-time yield calculators to seamless wallet integrations, our proprietary suite of products-including the widely used Stakewiz.com platform and our non-custodial staking mobile app-enhance user experience and drive organic growth. We continue to invest in next- generation infrastructure that supports institutional and retail participation in the Solana ecosystem.

● Institutional-Grade Security and Compliance: Maintaining the highest standards in compliance and cybersecurity is central to our operating philosophy. The Company completed SOC 1 and SOC 2 Type I audits, alongside the already existing ISO 27001 certification, reflecting the firm's proactive approach to meeting institutional expectations. These frameworks are designed to ensure secure, transparent, and reliable operations-critical for gaining and maintaining trust among institutional stakeholders and regulatory bodies alike.

As the premier publicly traded company in North America solely dedicated to the Solana blockchain, SOL Strategies occupies a leadership position at the nexus of traditional capital markets and decentralized infrastructure. We are not merely offering exposure to the Solana ecosystem-we are operationalizing it. Through our expanding validator network, growing treasury, proprietary software platforms, and institutional partnerships, we deliver a differentiated and compliant pathway for investors to participate in the future of digital finance.

The acceleration of institutional interest in digital assets, coupled with macro-level shifts toward programmable, tokenized finance, positions SOL Strategies as a critical enabler in this market transition. Our infrastructure supports the practical deployment of real-world asset tokenization, next-generation DeFi, and on-chain financial primitives that will power tomorrow's capital markets.

By combining disciplined execution, forward-looking capital allocation, and deep alignment with Solana's ecosystem growth, we are committed to becoming the premier platform for institutional-grade blockchain infrastructure. Our long-term goal remains unchanged: to create enduring value for our shareholders while helping architect the decentralized financial rails of the future.

VALIDATOR OPERATIONS AND STAKING REVENUE

SOL Strategies earns income through the operation of validator nodes and by staking its own SOL tokens alongside those delegated by third-party participants. These activities constitute the core of our infrastructure revenue model:

● Validator Acquisition and Growth: The Company has acquired and operates multiple high-performance validators. As of March 31, 2025, 3,390,304 SOL with a value of $607.8 million, were staked at the Company's

Validators, of which 265,295 SOL were the Company's. This represents an increase of 3,289,541 SOL (3,232%) of SOL delegated to its Validators since the end of Fiscal 2024. These Validators are optimized for scalability, high availability, and competitive yields, ensuring operational efficiency and strengthening SOL Strategies' role in supporting Solana's network growth.

● Revenue Growth from Staking: As at March 31, 2025, 265,295 SOL of the Company's 267,321 SOL holdings, were exclusively staked to its own high-performance Validators. This marks a significant increase from the 101,200 SOL staked as of September 30, 2024, reflecting a 162% increase in SOL staked by the Company. The SOL staked to the Company's validators during the three months ended March 31, 2025, generated staking income of 3,812 SOL, an annualized staking yield of approximately 7% on a SOL on SOL basis.

● Validation Revenue: During the six-month period ending March 31, 2025, the Company's Validators generated 7,602 SOL of income ($2.1 million). The Company's largest validator, Laine/Stakewiz, validating approximately 45% of the SOL delegated to the Company, is only reflected in the Company's financial results for 14 days since its acquisition on March 17, 2025.

The following table presents the growth of the Company's staking and validating business since its inception in late June 2024:

	Three months ending				As at
	June 30,	September 30,	December 31,	March 31,	May 30,
	2024	2024	2024	2025	2025
	Expressed in Solana

Solana delegated to Company validators (end of period)	-	101,763	1,569,214	3,390,304	3,442,698
Validator rewards (net)	-	(11)	1,844	5,758	n/a

Solana staked by the Company (end of period)	32,206	101,200	137,534	265,295	387,597
Staking rewards	4	1,427	2,597	3,812	n/a

	Expressed in Canadian Dollars

Solana delegated to Company validators (EOP, $000's)	-	$20,800	$424,000	$607,873	$760,464
Validator income (net)	-	$(10,830)	$520,458	$1,589,700	n/a

Solana staked by the Company (EOP, (EOP, $000's)	$6,457	$20,857	$45,823	$47,567	$85,617
Staking rewards	$802	$286,750	$724,391	$937,764	n/a

Note: Canadian dollar amounts are based on Solana prices and the USD/CAD exchange rate in effect on the referenced date.

Technical Performance Achievements:

SOL Strategies' validator business remains a high-margin revenue engine, underpinned by industry-leading performance and continuous optimization. During Q2 2025, our infrastructure continued to outperform key network benchmarks:

● 100% Uptime: Laine achieved 100% uptime over all of Q2, supporting network reliability and consistent rewards generation.

● 9.77% Max APY: Orangefin outperformed the network average (9.28%) through performance tuning and infrastructure enhancements, delivering superior returns to delegators and attracting deals such as our Neptune and DigitalX agreement.

● Mobile App Launch: We launched the first ever mobile app dedicated to Solana native staking on iOS, Android, and Solana Mobile.

● Firedancer Deployment: Early adoption of the Firedancer validator client on two nodes reinforces our infrastructure leadership and positions us to benefit from future throughput improvements.

These metrics reinforce the strength of validator operations as a recurring revenue stream and a strategic pillar of our Solana-native platform. As institutional interest in staking continues to grow, we are well-positioned to scale both our footprint and rewards-driven revenue model.

PROPRIETARY TECHNOLOGY AND INFRASTRUCTURE INNOVATION

SOL Strategies continues to invest in technology to deliver scalable, performant, and user-centric solutions across the staking and validator landscape:

● Retail Staking App: Launched on Solana's dApp Store as well as the Apple App Store and Google Play, the

Orangefin mobile app is the first mobile app ever launched dedicated to native staking on Solana.

● Stakewiz.com Analytics Platform: Acquired through the Laine transaction, Stakewiz.com is a widely used data platform within the Solana staking community, providing real-time validator performance metrics, network analytics, and staking education tools.

● Yield Optimizations: Leveraging its technical expertise within the Solana ecosystem, SOL Strategies operates a modified version of the Solana validator client on select nodes. This implementation enables enhanced yield performance for delegators, delivering superior returns compared to competing validators-even in cases where commission rates are identical.

● Automation Platform: SOL Strategies has developed a proprietary automation platform that streamlines the management of its Solana validator fleet. This operational efficiency has supported strategic partnerships, including with Pudgy Penguins, and reinforces the Company's ability to scale securely and reliably. Further details are outlined in a Company-published technical blog post.

● Dune Dashboard: Given that the majority of the Company's revenue is derived directly from on-chain activity, SOL Strategies developed a public-facing dashboard providing daily, unaudited insights into its blockchain-based revenue. This tool enhances transparency by offering stakeholders near real-time visibility into the key performance metrics that drive the Company's operational and financial outcomes.

These tools support our broader strategic goal: to operationalize and democratize participation in decentralized capital markets.

INSTITUTIONAL PARTNERSHIPS

Sol Strategies continues to deepen its presence within institutional channels through a series of landmark partnerships that reflect growing confidence in our performance and infrastructure. Since September 30, 2024 to current we have partnered with the following institutional partners:

● BitGo: Sol Strategies was selected as a preferred validator for BitGo's institutional staking platform, providing access to a growing network of high-quality delegators seeking reliable, secure Solana staking infrastructure.

● Tetra Trust: As Canada's first licensed digital asset trust company, Tetra Trust integrated Sol Strategies as an approved staking provider. This enables institutional clients of Tetra to delegate directly to our validators through a trusted custody solution.

● Neptune Digital Assets (TSXV: NDA): In February 2025, Sol Strategies entered into a strategic partnership with Neptune Digital, establishing a shared-revenue validator relationship that enhances yield while preserving the decentralization and integrity of the Solana network.

● DigitalX (ASX: DCC): This integration, facilitated through BitGo, marked one of the largest institutional staking mandates in the Asia-Pacific region and underscored Sol Strategies' credibility in delivering consistent validator performance.

● Pudgy Penguins: In a notable expansion of our white-label validator program, we were selected to operate a dedicated validator for Pudgy Penguins, a premier Web3 brand. This collaboration signals the growing crossover between NFT communities and staking infrastructure, and reflects the trust placed in Sol Strategies to support brand-aligned staking experiences.

Together, these partnerships signal a shift in our distribution model toward one that mirrors the institutional reach of traditional prime brokerage services-built on performance, transparency, and trust.

CAPITAL MARKET EXPANSION AND STRATEGIC FINANCING

SOL Strategies undertook multiple capital markets initiatives in Q2 as well as recently to enhance flexibility and position the Company for long-term value creation:

● Nasdaq U.S. Listing: SOL Strategies has initiated the process for a U.S. Nasdaq listing to enhance market visibility and expand access to institutional investors. Significant progress has been made toward meeting the necessary regulatory and listing requirements, reflecting our commitment to scaling the Company's presence in U.S. capital markets. The Company's NASDAQ application and the commencement of trading remains subject to approvals from both NASDAQ and the SEC.

● Preliminary Base Shelf Prospectus: On May 26th, 2025, the Company filed a US$1 billion preliminary base shelf prospectus to provide a framework for opportunistic capital raises aligned with strategic needs.

● OTC Markets: OTC Markets Listing: The Company is currently listed on the OTCQB, which supports increased U.S. trading activity and enhances overall liquidity. On May 6th, the Company transitioned from the OTCQX to the OTCQB tier due to OTC Markets' classification of SOL as an intangible asset, which impacted our eligibility under the net tangible asset threshold. This change did not affect our business operations or strategy nor our continued U.S. market access.

● US$500 million convertible note facility from ATW Investment: On April 23, 2025, SOL Strategies announced a landmark convertible note facility of up to US$500 million with an affiliate of ATW Partners, representing the first digital asset financing structure exclusively dedicated to acquiring and staking Solana (SOL) tokens. Under the agreement, SOL Strategies will issue convertible notes in the aggregate principal amount of US$20 million as an initial tranche on or about May 1, 2025, with additional capacity of up to US$480 million available in follow- on drawdowns, subject to certain conditions. This financing structure is the first of its kind in the digital asset space, reinforcing our leadership in aligning blockchain infrastructure with institutional capital.

● $30 million convertible debenture private placement:

o On January 16, 2025, the Company announced the completion of its private placement financing of $27.5 million (the "Private Placement"), by ParaFi Capital.

o On January 24, 2025 the Company added an additional 2.5mm to the announced round on January 16, 2025 making the total round $30 million.

● $25 million Credit Facility: On January 6, 2025, the Company amended its credit facility agreement with Antanas Guoga, the Company's Chairman increasing the unsecured, revolving demand credit facility from $10 million to $25 million, to be used exclusively for the purchase of Solana tokens.

Enhanced Investor Relations and Market Liquidity

SOL Strategies achieved higher trading volumes on both the CSE and OTC markets, reflecting growing investor interest. The Company maintained active investor communication through multiple channels. Effective February 25, 2025 SOL Strategies engaged ICR, LLC ("ICR") to provide certain investor relations services to the Company, including preparations for earnings reports, messaging development and execution, analyst engagement, investor targeting, which may include the distribution of information relating to the Company through digital, email and influencer marketing, development of investor relations infrastructure and best practices, and the provision of market research and intelligence. Additionally, the Company engaged Proconsul Capital, Ltd. to strengthen investor communication and outreach.

ACQUISITIONS AND STRATEGIC INVESTMENTS INFORMATION

The following acquisitions and investments have taken place since September 30, 2024:

OrangeFin Validators Acquisition

On December 31, 2024, the Company acquired three Validators operating in the Solana, Solana Testnet, and Arch Testnet networks, and certain assets related to the Validators from Orangefin Ventures LLC ("Orangefin"), a blockchain infrastructure company specializing in validator operations and staking services for consideration of (i) 750,000 USDC on closing, (ii) the issuance of 503,621 Common Shares at a deemed value of $2.14 per share on closing, and (iii) US$5,000,000 in additional Common Shares (valued at the trading price per Common Share at the time of issuance), to be issued in six equal tranches every six months over a period of three years from closing. In addition to the acquisition of Validators, Max Kaplan, founder of Orangefin Ventures, has joined as the Company's new Head of Staking.

ParaFi Private Placement

On January 16, 2025, the Company announced the completion of its private placement financing of $27.5 million (the "Private Placement"), by ParaFi Capital (https://parafi.com/), a leading global blockchain investment firm. The proceeds from the Private Placement will be used to increase the Company's SOL treasury holdings, for organic and inorganic expansion of its revenue-generating validator operations, as well as general working capital purposes.

The Private Placement consisted of unsecured convertible debenture units ("CD Units") for gross proceeds of $27.5 million. Each CD Unit consists of one debenture ("Debenture") with a principal amount of $1,000, and 400 common share purchase warrants (each, a "Warrant"). Interest on the Debentures accrues at a rate of 2.5% per annum, payable semi-annually in cash or Common Shares and the Debentures are convertible at any time into Common Shares of the Company at $2.50 per Common Share. Each Warrant entitles the holder thereof to purchase one (1) Common Share of the Company at an exercise price of $2.50 per Common Share, exercisable at any time on or before January 16, 2030. The Debentures are redeemable in cash after the three-year anniversary of the closing of the Private Placement at 112% of the principal value, plus accrued and unpaid interest. Any Common Shares issued on the conversion of the Debentures, the interest thereon, or upon exercise of the Warrants are subject to restrictions on trading until the date that is four months and a day following the closing date of the Private Placement.

On January 24, 2025, the Company completed a second tranche private placement of $2.5 million with updated terms reflecting the Company's improved market position. The second tranche was based on a $4.66 conversion (updated from $2.50) and warrant exercise price. This brought the total gross proceeds received pursuant to private placement financing to $30 million.

Laine Acquisition

During the six months ended March 31, 2025, the Company acquired the Stakewiz Assets for consideration paid at closing of $5,000,000 cash, 5,000,000 common shares priced at $3.00 per share, and 4,500,000 common share purchase warrants (each, a "Warrant"). The Warrants vest monthly in substantially equal tranches over 36 months, and each Warrant entitles the seller to purchase one common share of the company at a price of $2.98 per share for a period of 36 months from its respective vesting date. The Company is also required to issue 5,000,000 common shares on March 17, 2026 at a deemed price of $3.00 per share (the "Stakewiz Obligation")

The Laine validator had 1.5 million SOL ($317 million) delegated to it as of March 6, 2025. This acquisition increased SOL Strategies' total staked SOL to 3,351,617 SOL across its validator operations, representing a 102% increase from February 2025. Michael Hubbard, founder of Laine, joined SOL Strategies as Chief Strategy Officer, bringing extensive expertise in validator operations, blockchain infrastructure, and decentralized network analytics.

ATW Investment

On April 23, 2025, SOL Strategies announced a landmark convertible note facility of up to USD$500 million with an affiliate of ATW Partners, representing the first digital asset financing structure exclusively dedicated to acquiring and staking Solana (SOL) tokens. SOL Strategies issued convertible notes in the aggregate principal amount of USD$20 million as an initial tranche on t May 1, 2025, with additional capacity of up to USD$480 million available in follow-on drawdowns, subject to certain conditions.

Proceeds will be used to purchase SOL tokens, which will be staked on validators operated by SOL Strategies, with staking yield shared with note holders. This structure is expected to strengthen the Company's validator business and generate immediate yield.

LONG-TERM INCENTIVE PLANS

The Company has a stock option plan (the "Plan") in place under which it is authorized to grant options to acquire Common Shares of the Company to directors, officers, consultants, and other key employees of the Company. The number of Common Shares subject to options granted under the Plan is limited to 10% in the aggregate of the number of issued and outstanding Common Shares of the Company at the date of the grant of the award. The exercise price of any option granted under the Plan may not be less than the fair market value of the common shares at the time the option is granted, less any permitted discount. Options issued under the Plan may be exercised during a period determined by the Company's board of directors which cannot exceed five years. The plan does not require any vesting period, and the Company's board of directors may specify a vesting period on a grant-by-grant basis.

FUNDING

We believe our operating activities will continue to generate adequate cash flows to fund normal operations. However, we continually evaluate opportunities for us to maximize our growth and further enhance our strategic position, including, among other things, acquisitions, strategic alliances, and joint ventures potentially involving all types and combinations of equity, and acquisition alternatives. As a result, we may choose to raise additional funds to support those strategic initiatives.

HIRING

Recent additions to the SOL Strategies team include the following:

Max Kaplan, Head of Staking on December 31, 2024 and Chief Technology Officer on January 30, 2025. Mr. Kaplan is the founder of Orangefin Ventures, which was acquired by the Company on December 31, 2024. Prior to founding Orangefin Max was senior director of Engineering at Kraken.

Doug Harris, Chief Financial Officer. Mr Harris joined the Company as Chief Financial Officer on a full-time basis on January 1, 2025. Doug joined the Company as a part-time CFO in April 2021. Doug Harris is a Chartered Accountant (CPA, CA) and Chartered Business Valuator (CBV) with over 20 years of experience in finance. His expertise spans corporate finance, accounting, private equity, and M&A, with involvement in over $2 billion worth of transactions.

Andrew McDonald, Director of Operations. Mr. McDonald joined the Company on January 21, 2025. Andrew was previously the Chief Operating Officer of Bitaccess Inc. a Canadian SaaS company serving the Bitcoin ATM industry. Andrew helped to guide Bitaccess through an acquisition and oversaw its growth to be one of the world's largest Bitcoin ATM software providers.

Michael Hubbard, Chief Strategy Officer: Mr. Hubbard joined SOL Strategies as Chief Strategy Officer on March 17, 2025, through the Laine acquisition. Michael brings extensive expertise in validator operations, blockchain infrastructure, and decentralized network analytics as the founder of Laine and Stakewiz.com.

LEADERSHIP TRANSITION

On January 30, 2025, Mr. Mohammed Adham resigned as director and Chief Investment Officer of the Company due to personal circumstances. The Company's Chief Economist, Jon Matonis, assumed Mr. Adham's roles and responsibilities.

BOARD APPOINTMENTS

On January 30, 2025, Mr. Mohammed Adham resigned as director and Chief Investment officer of the Company due to personal circumstances.

On March 3, 2025, the Company appointed Mr. Luis Berruga, Founder and Managing Partner of LBS Capital, to its Board of Directors. With over 20 years of expertise and leadership in global ETF markets and traditional finance, Mr. Berruga's extensive experience in ETFs and asset management is expected to provide critical insights and business development opportunities as SOL Strategies continues its growth trajectory and advances the development of its institutional Solana Staking platform.

Solana Staking and Solana Validator Operations Risk Subsequent to September 30, 2024

Subsequent to September 30, 2024, SOL Strategies has acquired three validators, and now operates five high-performance validators, four of which are on the Solana network. As a result of those acquisitions, the Company's validator and Solana staking businesses have developed significantly since the end of the fiscal year ended September 30, 2024, which businesses are subject to their own risk factors, including those described below.

Risks related to validator operations

The Company expects that subsequent to the year ended September 30, 2024, a significant portion of the revenue generated by the Company will come from the awards realized by managing the Validators and by staking its own assets to such Validators. There is a risk that fewer third-party Solana holders delegate their Solana to SOL Strategies' Validators, resulting in fewer awards and lower yields to the Company.

Risks related to Staking Operations

The Company operates five Solana Validators, three of which were acquired subsequent to the year ended September 30, 2024, and four of which operate in the Solana network, and as such the Company earns crypto token rewards for processing transactions and securing crypto networks. Additionally, the company operates two validators on the Sui network. The Company expects to, in large part, stake its crypto token rewards to its Validators. The Company's decision to stake an individual crypto token depends on a combination of network quality, network liquidity and expected staking compensation, the percentage of which varies from token to token. The compensation percentage is determined by a combination of a network's natural inflation rate, the transaction fees generated on the network, a token's price, and the percent of total tokens being staked. As such, the Company's compensation percentage may fall temporarily due to a short-term decline in transaction volume or an increase in the percent of crypto tokens being staked. The Company has no control over the compensation percentages of the various crypto tokens it chooses to stake, and the compensation percentage may fall below expected levels temporarily or permanently. The compensation percentage is expected to decrease as sector activity increases and more crypto tokens are invested in specific tokens. Staking revenues could decrease to a level that materially and adversely affects the Company's staking assets and staking strategies, the value of its staking assets and the value of any investment in the Company.

Overall Performance

The Company's financial performance during the six months ended March 31, 2025, was greatly affected by the decline in SOL prices during the period. Solana traded at US$145 per token at the beginning of the period, peaking at US$262 in the middle of January 2025, dropping to a low of $113 in mid-March, and then closing out the period at US$125. On a fiat basis, this resulted in an unrealized $23.1 million loss on the Company's SOL holdings and lower revenue from staking and validator operations in the period, although on a SOL basis staking rewards and validator income increased during the period (see table above). We note that SOL prices have rebounded since March 31, 2025, trading at about US$170 per token as of the date of this report.

Despite the challenges caused by volatility in SOL prices, the Company realized a positive EBITDA of $5.6 million for the six months ended March 31, 2025.

The financial highlights for the six months ended March 31, 2025, compared to the six months ended March 31, 2024, are as follows:

● Net loss of $1.6 million (2024 - $2.4 million) including:

○ Staking and validating income of $3.8 million (2024 - $nil)

○ Realized gain on investments of $4.4 million (2024 - $ nil)

● Adjusted EBITDA $5.6 million (2024 - $2.5 million), see Non-IFRS financial measures below

● Total comprehensive loss of $24.7 million (2024 - total comprehensive income of $14.7 million)

● Cryptocurrency holdings of $48.3 million (2024 - $25.6 million) including:

○ 267,321 SOL with a market value of $47.9 million (September 30, 2024 - 100,763 Sol with a market value $20.8 million) and 3.17 bitcoin with a market value of $381,000 (September 30, 2024 - 56.25 bitcoin with a market value of $4.8 million)

● Cash position of $1.7 million (September 30, 2024 - $1.8 million)

● Intangible assets (SOL validators) of $74.0 million (September 30, 2024 - $nil)

● Total assets of $124.9 million (September 30, 2024 - $28.9 million)

● Shareholders' equity of $84.7 million (September 30, 2024 - $26.7 million)

RESULTS OF OPERATIONS

Year ended September 30,	2024	2023	2022
Total assets	$28,903,645	$17,054,245	$23,892,055
Shareholders' equity	26,723,624	16,827,769	23,583,763
Income	10,671,027	(4,498,715)	3,131,499
Net income	6,607,664	(6,282,328)	358,456
EPS	$0.04	$(0.04)	$0.00
Comprehensive income	9,345,023	(6,479,174)	(5,612,877)

Comparison of `the years ended September 30, 2024, and 2023

The total comprehensive income for the year ended September 30, 2024 ("Fiscal 2024") increased $15,824,197 to $9,345,023 compared to a total comprehensive loss of $6,479,174 for the year ended September 30, 2023 ("Fiscal 2023"). The main reasons for the variance are as follows:

• Total investment income of $10,671,027 (2023 - loss of $4,498,715), an increase of $15,168,742, mainly due to:

○ Realized gain on dispositions of cryptocurrencies of $7,648,448 compared to $nil in Fiscal 2023.

○ Realized gain on investments of $1,160,891 (2023 - realized loss of $1,178,765), mainly due to a realized gain on Animoca Brands Corporation Limited ("Animoca") of $1,785,473 offset by a loss realized on zkSNACKS Limited of $772,668. In Fiscal 2023 the Company realized losses of $471,116 on Isla Capital Limited AB Digital Strategies Fund ("Isla") and $707,649 on Lucy Labs Flagship Offshore Fund Rising Tide Portfolio ("Lucy Labs").

○ Unrealized gain on investments $1,064,911, compared to an unrealized loss of $4,060,250 in Fiscal 2023, mainly due to a recovery of $827,227 on Lucy Labs and fair value increases of $121,849 and $115,905 on Chia Network Inc. and NGRAVE NV, respectively. In Fiscal 2023 the unrealized loss of $4,060,250 was mainly due to an unrealized loss on Animoca of $4,314,020.

○ Dividend income of $322,362 (2023 - $44,068) mainly due to an increase in dividends from zkSNACKS.

○ Staking and validating income of $271,245 (2023 - $nil).

• Operating expenses in Fiscal 2024 were $2,479,105 (2023 - $1,810,557), the increase of $668, 548 in operating losses was mainly due to:

○ Stock-based compensation of $1,320,919 (2023 - $430,945), an increase of $889,974.

○ General and administrative expenses $344,096 (2023 - $198,052), an increase of $146,044

○ Foreign exchange gain of $50,725 (2023 - loss of $346,669), a decrease of $397,394

• Income tax expense of $1,584,258 (2023 - recovery of $26,944), the increase mainly due to realized gains on the disposition of cryptocurrencies.

• Other Comprehensive Income was $2,737,359 (2023 - loss of $196,846), an increase of $2,934,205, mainly due to the unrealized gain on cryptocurrencies.

Selected Quarterly Information

The selected quarterly information below summarizes the financial information for the last eight quarters.

	Mar-25	Dec-24	Sep-24	Jun-24	Mar-24	Dec-23	Sep-23	Jun-23
	$ millions, except per share amounts
Income (loss) before taxes	(6.00)	4.30	7.05	(1.26)	(0.24)	2.64	(2.72)	(2.11)
Tax Recovery (expense)	1.20	(1.16)	(1.58)	-	-	-	0.03	-
Income (loss) for period	(4.80)	3.20	5.46	(1.26)	(0.24)	2.64	(2.69)	(2.11)
Net income (loss) per share (diluted)	$(0.03)	$0.02	$0.04	$(0.01)	$-	$0.02	$(0.03)	$(0.01)
Total comprehensive income (loss)	(32.50)	7.80	(3.80)	(1.52)	7.74	6.93	(3.45)	(1.62)
Total assets	124.90	74.60	28.90	28.35	31.34	23.96	17.05	20.47
Net book value	84.70	60.20	26.72	27.88	31.17	23.79	16.83	20.25

Comparison of the three months ended March 31, 2025 to the three months ended March 31, 2024

The total comprehensive loss of $32.5 million compared to total comprehensive income of $7.7 million, mainly due to:

• Staking in validating income of $2.5 million (2024 - $nil)

• Operating expenses of $8.5 million (2024 - $174,294), mainly due to the following:

- Stock-based compensation to $3.2 million (2024 - $24,693)

- Amortization expense to $2.5 million (2024 - $15,818), due to the amortization of the purchase of approximately $76.3 million of intangible (validator) assets

- Professional fees to $1 million (2024 - $41,401), mainly due to higher legal expenses associated with the acquisition of intangible (validator) assets and the convertible debenture financings

- Interest expense to $0.7 million, due to interest on the credit facility and convertible debentures

- Investor relations to $187,629 (2024 - $nil) due to investor relations and marketing activities initiated in fiscal 2025

- Provision for a recovery of income tax of $1.2 million (2024 - $nil) due to a reversal of a provision for income tax expense in the three-month period ending December 31, 2024

- Unrealized loss on cryptocurrencies of $27.7 million (2024 - unrealized gain of $8.0 million), a $35.7 million decrease in income due to a significant drop in SOL prices during the second quarter of fiscal 2025.

Comparison of the six months ended March 31, 2025, to the six months ended March 31, 2024

Total comprehensive loss of $24.7 million compared to total comprehensive income of $14.7 million, mainly due to:

• Staking in validating income of $3.8 million in the Period (2024 - $nil)

• Realized gain on the disposition of cryptocurrencies of $4.4 million (2024 - $nil)

• Operating expenses of $9.8 million (2024 - $0.5 million), an increase of $9.3 million, mainly due to the following:

- Stock-based compensation of $3.9 million (2024 - $62,769)

- Amortization expense of $2.6 million (2024 - $15,818), due to amortization of the purchase of approximately $76.3 million of intangible (validator) assets in fiscal 2025

- Professional fees to $1.3 million (2024 - $85,867), mainly due to higher legal expenses associated with the acquisition of intangible (validator) assets and the convertible debenture financings

- Interest expense to $0.7 million (2024 - $nil), due to interest on the credit facility and convertible debentures

- Investor relations to $0.3 million (2024 - $nil) due to investor relations and marketing activities initiated in fiscal 2025

- Unrealized loss on cryptocurrencies of $23.1 million (2024 - unrealized gain of $12.3 million), a $35.4 million decrease in income due to a significant drop in SOL prices during the second quarter of fiscal 2025.

Comparison of the balance sheet as at March 31, 2025, to the balance sheet as at September 30, 2024

Total assets of $124.9 million compared to $28.9 million, a $96 million increase, mainly due to:

- Cryptocurrencies of $48.3 million ($25.5 million at September 30, 2024), and

- Intangible assets of $74.0 million ($nil at September 30, 2024), due to the acquisition of the Cogent, OrangeFin and Laine/Stakewiz validator assets.

Total liabilities increased to $40.2 million (September 30, 2024 - $2.2 million) an increase of $38 million, mainly due to:

- Financial liabilities of $6.7 million (September 30, 2024 - $nil), representing the estimated present value of future common share issuances for the OrangeFin validator asset purchase

- Credit facility of $16.2 million (September 30, 2024 - $nil), and

- Debt component of the $30 million convertible debenture financing of $14.5 million (September 30, 2024 - $nil)

Net book value of $84.6 million (September 30, 2024 - $26.7 million) an increase of $57.9 million, mainly due to:

- Capital stock of $36.0 million (September 30, 2024 - $17.3 million) an increase of $$18.7 million, mainly due to $17.5 million of issuance related to validator asset acquisitions and $1.2 million pursuant to the exercise of stock options

- Reserves of $81.2 million (September 30, 2024 - $17.3 million) an increase of $63.9 million, mainly due to $3.9 million of stock based compensation, $7.4 million of warrants and $37.3 million of future common share issuances related to the Cogent, OrangeFin and Stakewiz validator assets, and $15.9 million related to the equity component of the $30 million convertible debenture financing

- Accumulated other comprehensive loss of $20.6 million (September 30, 2024 - accumulated other comprehensive income of $2.5 million) a decrease of $23.1 million due to the decrease in SOL prices during the period

Non-IFRS financial measures

The Company collects and analyzes operating and financial data to evaluate the health of our business, allocate our resources and assess our performance. In addition to net income, total comprehensive income and other results under IFRS, at this time the Company utilizes Adjusted EBITDA. We believe this non-IFRS financial measures provides useful information to investors and others in understanding and evaluating our financial condition, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, non-IFRS financial measurements are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-IFRS measure is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies.

The following presents a reconciliation of net loss, the most directly comparable IFRS measure, to Adjusted EBITDA:

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2025	2024	2025	2024
Adjusted EBITDA
Loss (income) before taxes	$(5,987,305)	$(241,244)	$(1,598,576)	$2,400,759
Add back:
Foreign exchange (gain) loss	155,229	(34,365)	(48,254)	9,852
Accretion (note 10)	115,517	-	115,517	-
Amortization (note 6)	2,541,834	7,909	2,591,916	15,818
Non-cash nterest expense	669,233	-	702,068	-
Share based compensation (notes 14 and 18)	3,220,195	24,693	3,848,991	62,769
Adjusted EBITDA	$714,704	$(243,007)	$5,611,663	$2,489,198

Financial and Capital Management

Outstanding Share Data

At March 31, 2025
Common shares outstanding:	158,753,866
Options to purchase common shares:	10,307,066
Restricted share units	1,113,669
Warrants:	16,035,000

At May 30, 2025
Common shares outstanding:	166,030,526
Options to purchase common shares:	8,026,691
Restricted share units	1,113,669
Warrants:	16,035,000

Cash Flow

For the six months ended March 31, 2025, cash and cash equivalents decreased $0.1 million (2024 - increase of $5.7 million) to $1.7 million (2024 - $7.6 million) due to $2.6 million of net cash used in operating activities (2024 - $0.4 million), $118.1 million of net cash provided by financing activities (2024 - 0.4 million used in financing activities), and $115.5 million of net cash used in investing activities (2024 - $6.4 million provided by investing activities).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of March 31, 2025, and as at the date of this MD&A.

RELATED PARTY DISCLOSURES

The Company's related parties include its key management personnel, and any entity related to key management personnel that has transactions with the Company. Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly.

During the six months ended March 31, 2025, the Company paid $15,796, (2024 - $60,000) for consulting services provided by an officer of the Company. At March 31, 2025, there is $nil (2024 - $30,000) of accounts payable to this related party.

During the six months ended March 31, 2025, the Company paid $46,312.00 (2024 - $36,000) for consulting services provided by a director and officer of the Company. At March 31, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the six months ended March 31, 2025, the Company paid $36,000 (2024 - $36,000) for consulting services provided by a director and officer of the Company. At March 31, 2025, there is $6,000 (2024 - $nil) of accounts payable to this related party.

During the six months ended March 31, 2025, the Company paid $202,500 (2024 - $10,000) for consulting and director services provided by a director and officer of the Company. At March 31, 2025, there is $nil (2024 - $5,000) of accounts payable to this related party.

During the six months ended March 31, 2025, the Company paid $155,639 (2024 - $45,000) for consulting services provided by an officer of the Company. At March 31, 2025, there is $28,340 (2024 - $nil) of accounts payable to this related party.

During the six months ended March 31, 2025, the Company paid $10,000 (2024 - $10,000) in directors fees to a director of the Company. At March 31, 2025, there is $nil (2024 - $1,384) of accounts payable to this related party.

During the six months ended March 31, 2025, the Company paid $10,000 (2024 - $nil) in directors fees to a director of the Company. At March 31, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the six months ended March 31, 2025, the Company paid $2,000 (2024 - $nil) in directors fees to a director of the Company. At March 31, 2025, there is $2,000 (2024 - $nil) of accounts payable to this related party.

During the six months ended March 31, 2025, $91,097 (2024 - $5,981) was charged for legal services by a firm of which an officer of the Company is a partner. At March 31, 2025, there is $10,311 of accounts payable to this related party (2024 - $nil).

During the six months ended March 31, 2025, the Company's chairman provided a $25 million dollar credit facility to the Company, of which $16,180,172 had been advanced as at March 31, 2025 (see note 11 of the interim unaudited condensed financial statements for the six months ended March 31, 2025).

Key Management Compensation

Key management includes the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, and directors of the Company.

The compensation payable to current and former key management is shown below:

Six months ended March 31,	2025	2024

Consulting fees	$456,247	$177,000

Director fees	26,000	20,000

Stock-based compensation	1,646,417	62,769

	$2,126,441	$259,769

At March 31, 2025, included in accounts payable and accrued liabilities is $46,651 (2024 - $36,384) owed to related parties.

FAIR VALUE

The fair value of the Company's cash and cash equivalents are not materially different from the carrying values given the short- term nature.

Recurring fair value measurements (financial and non-financial assets)

(i) Fair value hierarchy

The Company records certain financial instruments or assets on a recurring fair value basis as follows:

Recurring fair value measurements - March 31, 2025	Level 1	Level 2	Level 3

Financial assets at fair value through FVTPL

Equity investment	$-	$-	$685,662

Non financial assets at fair value through other comprehensive income

Cryptocurrencies	-	48,359,048	-

	$-	$48,359,048	$685,662

Recurring fair value measurements - September 30, 2024	Level 1	Level 2	Level 3

Financial assets at fair value through FVTPL

Equity investment	$-	$442	$1,512,889

Non financial assets at fair value through other comprehensive income

Cryptocurrencies	-	25,575,512	-

	$-	$25,575,954	$1,512,889

The Company defines its fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g., other public markets) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The Company exercised significant due diligence and judgement and determined that this presence and availability of this market was the most advantageous market and utilized the pricing available in the market as an estimate of the fair value of the investment. In addition, The Company's cryptocurrencies, convertible loan, and assets held as collateral are classified as Level 2 determined by taking the price from www.coinmarketcap.com as of 24:00 UTC.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(ii) Valuation techniques used to determine fair values:

Specific valuation techniques used to fair value financial instruments, specifically those that are not quoted in an active market.

These are development stage companies, as such the Company utilized a market approach:

a) The use of quoted market prices in active or other public markets

b) The use of most recent transactions of similar instruments

c) Changes in expected technical milestones of the investee

d) Changes in management, strategy, litigation mattes or other internal matters

e) Significant changes in the results of the investee compared with the budget, plan, or milestone

(iii) Transfers between levels 2 and 3

There were no transfers between levels 2 and 3 during the six months ended March 31, 2025 and the year ended September 30, 2024.

(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in the level 3 fair value measurements (see above for valuation techniques adopted):

			Unobservable
Description	Fair Value		Inputs	Range of inputs
	March 31,	September 30,	March 31,	March 31,
	2025	2024	2025	2025

Investments	$685,662	$1,512,889	(a) and (b)	N/A

(vi) Valuation processes

The Investment Committee includes a team that performs the valuations of all items required for financial reporting purposes, including level 3 fair values. This team collaborates with the chief financial officer ("CFO") at least once every three months which is in-line with the Company's reporting requirements. The main Level 3 inputs derived and evaluated by the Company's team are the timeline for expected milestones and assessment of technical matter relating to the technology.

The independent valuators utilized a variety of approaches and assumptions, including but not limited to:

- Income, comparable market multiples, precedent transactions, and cost approach

- Forecast revenue, expenses, and profitability

- Income tax

- Capex

- Discount rates

- Residual value

- Volatility of underlying asset

- Risk free rate of interest

- Value of strategic coin reserves, if any

- Weighting of various valuation approaches

- Timing of liquidity date, if any

The Company performed a sensitivity analysis on the carrying value of its Level 3 assets at March 31, 2025 and noted that a 20% decrease would result in a $137,132 decrease in fair value.

FINANCIAL RISK FACTORS

Capital Management

The Company manages and adjusts its capital structure, based on the funds available to the Company, in order to support the investment in cryptocurrencies and blockchain companies. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers capital to be its capital stock, warrant, and stock option components of shareholders' equity.

To effectively manage the Company's capital requirements, the management has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient working capital and planned future capital raises to meet its short-term business requirements, taking into account its anticipated cash flow from operations and its holding of cash and short-term investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the six months ended March 31, 2025.

Safeguarding of Cryptocurrency Assets

The Company retains one third-party custodian (the "Custodian") to safeguard its cryptocurrency assets; Coinbase Custody Trust Company, LLC ("Coinbase") to hold the Company's Bitcoin and Ethereum cryptocurrency assets. The Custodian is only responsible for holding and safeguarding the Company's cryptocurrency assets and has not appointed a sub-custodian to hold certain cryptocurrency assets.

Coinbase, located at 200 Park Avenue South, Suite 1208, New York, NY 10003, is regulated by the New York Department of Financial Services (NYDFS) and operates as an independently capitalized entity. Coinbase is a fiduciary under § 100 of the New York Banking Law and is licensed to custody its clients' digital assets in trust on their behalf. As a New York state-chartered trust, Coinbase is held to the same fiduciary standards as national banks and is a qualified custodian for purposes of § 206(4)-2(d)(6) of the Advisers Act, commonly called the custody role.

Cypherpunk is not aware of anything with regards to the Coinbase's operations that would adversely affect the Company's operations and there are no known security breaches or other similar incidents involving the custodian as a result of which the Company's cryptocurrency assets have been lost or stolen. Coinbase held 100% of the Company's bitcoin holdings and carries an annually renewed commercial crime policy, with Coinbase Global Inc., Coinbase's parent company, as the named insured. In the event of a bankruptcy or insolvency Cypherpunk will enforce its rights under the Custodial Services Agreement through Arbitration under the laws of the State of New York, and will be in contact with Coinbase's Regulator, the New York State Department of Financial Services, as well as Coinbase's named insurer.

The due diligence Cypherpunk performed on Coinbase included confirmation that an annual SOC 1 audit report pertaining to internal controls over financial reporting, as well as an annual SOC 2 audit report pertaining to controls related to operations and compliance were completed by Coinbase, a review of negative news related to Coinbase, and a review of online training and tutorials offered by Coinbase.

The Company utilizes the third-party trading platform, Wintermute Asia Pte. Ltd. ("Wintermute") as an OTC desk for derivatives. Wintermute Trading Ltd (registered company number 10882520) and Wintermute Asia Pte. Ltd. (registered company number 202108542H) are proprietary trading firms providing liquidity in various crypto assets and, in the case of Wintermute Asia Pte. Ltd, certain derivatives referencing crypto assets. Wintermute Trading Limited is registered with the Financial Conduct Authority ("FCA") as a Cryptoasset firm and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations 2017 as amended. The Company uses Wintermute for is OTC derivative trading desk. The Company is not aware of anything with regards to Wintermute's operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Wintermute is not related to the Company.

The Company utilizes the third-party trading platform, Zerocap Pty Ltd ("Zerocap") as an OTC desk for derivatives. Zerocap (registered company number 100635539) is a proprietary trading firm providing liquidity in various crypto assets and certain derivatives referencing crypto assets. Zerocap is registered with the Australian Transaction Reports and Analysis Centre ("AUSTRAC") as a Digital Currency Exchange ("DCE") and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations. The Company uses Zerocap for is OTC derivative trading desk. The Company is not aware of anything with regards to Zerocap's operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Zerocap is not related to the Company.

Risk Disclosures

Exposure to credit, interest rate, cryptocurrency, and currency related risks arises in the normal course of the Company's business.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company limits its credit risk by placing its cash with high credit quality financial institutions and with cryptocurrency exchanges on which the Company has performed internal due diligence procedures. The Company deems these procedures necessary as some exchanges are unregulated and not subject to regulatory oversight. Furthermore, cryptocurrency exchanges engage in the practice of commingling their clients' assets in exchange wallets. When cryptoassets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is risk around the occurrence of transactions, or the existence of period end balances represented by exchanges.

As at March 31, 2025, the Company holds $1,692,837 in cash and cash equivalents at high credit quality financial institutions (September 30, 2024 - $1,808,052). The Company's due diligence procedures around exchanges and custodians utilized throughout the period include, but are not limited to, internal control procedures around on-boarding new exchanges or custodians which includes review of the exchanges or custodians anti-money laundering ("AML") and know-your-client ("KYC") policies by the Company's chief investment officer, constant review of market information specifically regarding the exchanges or custodians security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing weekly asset management reports to ensure limits are being followed and having a fail-over plan to move cash and cryptocurrencies held on an exchange or with a custodian in instances where risk exposure significantly changes.

There is no significant credit risk with respect of receivables.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding debt; however, all borrowings as at March 31, 2025, bear fixed interest rates. As such, the Company is not exposed to fluctuations in market interest rates on its existing debt obligations.

Cryptocurrencies Risk

Cryptocurrencies are measured at fair value less cost to sell. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and political and economic conditions. Further, cryptocurrencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of cryptocurrencies, mainly Solana; in addition, the Company may not be able to liquidate its cryptocurrencies at its desired price if necessary. Investing in cryptocurrencies is speculative, prices are volatile, and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.

Cryptocurrencies have a limited history; their fair values have historically been volatile, and the value of cryptocurrencies held by the Company could decline rapidly. A decline in the market prices of cryptocurrencies could negatively impact the Company's future operations. Historical performance of cryptocurrencies is not indicative of their future performance.

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction user must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware and could lead to theft of the Company's digital wallets and the loss of the Company's cryptocurrency.

Cryptocurrencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, which could have an adverse effect on the Company.

The cryptocurrency exchanges on which the Company may trade on are relatively new and, in many cases, largely unregulated, and therefore may be more exposed to fraud and failure than regulated exchanges for other assets. Any financial, security, or operational difficulties experienced by such exchanges may result in an inability of the Company to recover money or cryptocurrencies being held on the exchange. Further, the Company may be unable to recover cryptocurrencies awaiting transmission into or out of the exchange, all of which could adversely affect an investment of the Company. Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of cryptocurrencies, or may adversely affect the Company, its operations, and its investments.

Furthermore, crypto-exchanges engage in commingling their client's assets in exchange wallets. When crypto-assets are commingled transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions or existence of period end balances represented by exchanges.

Loss of access risk

The loss of access to the private keys associated with the Company's cryptocurrency holdings may be irreversible and could adversely affect an investment. Cryptocurrencies are controllable only by an individual that posses both the unique public key and private key or keys relating to the "digital wallet" in which the cryptocurrency is held. To the extent a private key is lost, destroyed, or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

Irrevocability of transactions

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Hard fork and air drop risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a cryptocurrency held by the Company, it is expected that the Company would hold an equivalent amount of the old and new cryptocurrency following the hard fork.

Air drops occur when the promoters of a new cryptocurrency send amounts of the new cryptocurrency to holders of another cryptocurrency that they will be able to claim a certain amount of the new cryptocurrency for free.

The Company may not be able to realize the economic benefit of a hard fork or air drop, either immediately or ever, for various reasons. For instance, the Company may not have any systems in place to monitor or participate in hard forks or airdrops.

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company's investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company's investment guidelines.

As at March 31, 2025, management's estimate of the effect on equity to a +/- 10% change in the market prices of the Company's investments, with all other variables held constant, is $68,566 (September 30, 2024 - $151,289).

Foreign Currency Risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are primarily the U.S. dollar, Australian dollar, and the Euro, the balance of net monetary assets in such currencies as of March 31, 2025, is $1,176,813 (September 30, 2024 - $1,762,619). Sensitivity to a plus or minus 10% change in the foreign exchange rates would result in a foreign exchange gain/loss of $117,681 (September 30, 2024 - $176,262).

Liquidity Risk

The Company is exposed to liquidity risk primarily as a result of its trade accounts payable as well as the risk of not being able to liquidate assets at reasonable prices. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2025, the Company had cash and cash equivalents balance of $1,692,837 (September 30, 2024 - $1,808,052) to settle accounts payable and accrued liabilities of $865,427 (September 30, 2024 - $232,929). All of the Company's trade accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

Concentration Risk

The Company is exposed to concentration risk as the majority of its assets are held in Solana and related validator operations. The value of these assets is highly dependent on the performance, stability, and adoption of the Solana network, as well as broader cryptocurrency market and economic conditions. Any adverse developments, including regulatory changes, security incidents, or network disruptions, could materially impact the Company's financial position. The Company continuously evaluates its exposure and risk management strategies to mitigate potential adverse effects.

Regulatory Risk

The regulatory environment for digital assets, including Solana, remains uncertain and continues to evolve. Changes in laws, regulations, or enforcement actions in key jurisdictions could impact the Company's ability to operate validator nodes, stake assets, or transact in Solana. Regulatory developments may also affect the liquidity, valuation, or classification of Solana under applicable financial reporting standards. The Company actively monitors regulatory changes and assesses potential impacts on its operations and financial position.

Solana Governance Risk

Solana's development and governance are significantly influenced by the Solana Foundation, which plays a key role in protocol upgrades, ecosystem growth, and validator coordination. While Solana operates as a decentralized blockchain, the Solana Foundation's decision-making authority could impact network stability, economic incentives, or technical direction in ways that may not align with the interests of all stakeholders. Any material changes initiated by the Solana Foundation, including governance proposals, tokenomics adjustments, or network upgrades, could affect the Company's validator operations and the value of its Solana and Solana-related assets. The Company continues to monitor governance developments and assess potential risks to its operations.

On March 6, 2025, Solana validators and stakeholders commenced voting on governance proposals SIMD-0228 and SIMD-0123. SIMD-0228 proposed introducing a dynamic token emission model that would have adjusted Solana's inflation rate based on staking participation, potentially reducing annual inflation from 4.5% to as low as 0.87%. However, the proposal did not reach the required supermajority and was rejected. SIMD-0123, which proposed a mechanism allowing validator operators to share priority fees with their stakers, was approved. The Company is evaluating the implications of these outcomes and will adjust its validator operations as necessary to maintain efficiency and competitiveness.

Other Risk Factors

Risks which the Company is not aware of or which the Company currently deems to be immaterial may surface and have a material adverse impact on the Company's business income and financial condition. Exposure to credit, interest rate, cryptocurrency, and currency risks arises in the normal course of the Company's business.

OTHER INFORMATION

This discussion and analysis of the financial position and results of operation as at March 3, 2025, should be read in conjunction with the Company's interim unaudited condensed financial statements for the six months ended March 31, 2025 and 2024, and Company's the consolidated financial statements for the year ended September 30, 2024 and 2023. Additional information can be accessed through the Company's public filings under the Company's SEDAR+ profile at www.sedarplus.ca.

MANAGMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company's consolidated financial statements are the responsibility of the Company's management and have been approved by the Board of Directors. The consolidated financial statements were prepared by the Company's management in accordance with IFRS. The consolidated financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the consolidated financial statements are presented fairly in all material respects.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized, and reported within the times specified. Management regularly reviews the Company's disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The design of any system of controls and procedures is based, in part, upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

"Leah Wald"

Chief Executive Officer

May 30, 2025